SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Niska Gas Storage Partners LLC

(Name of Issuer)

Common Units Representing Non-Managing Member Interests, No Par Value

(Title of Class of Securities)

654678 10 1

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654678 10 1

1	Name of Reporting Person: Niska Sponsor Holdings Coöperatief U.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 50,109,490(1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 50,109,490 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 50,109,490 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)(2) 74.1%

12	Type of Reporting Person OO

(1)           Includes 33,804,745 subordinated units representing non-managing member interests, which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s Amended and Restated Operating Agreement).

(2)           Based on 33,804,745 common units and 33,804,745 subordinated units outstanding as of February 11, 2011.

CUSIP No. 654678 10 1

1	Name of Reporting Person: Niska GS Holdings Canada, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 50,109,490(1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 50,109,490 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 50,109,490 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)(2) 74.1%

12	Type of Reporting Person PN

(1)           Includes 33,804,745 subordinated units representing non-managing member interests, which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s Amended and Restated Operating Agreement).

(2)           Based on 33,804,745 common units and 33,804,745 subordinated units outstanding as of February 11, 2011.

CUSIP No. 654678 10 1

1	Name of Reporting Person: Carlyle/Riverstone Energy Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 50,109,490(1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 50,109,490 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 50,109,490 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)(2) 74.1%

12	Type of Reporting Person PN

(1)           Includes 33,804,745 subordinated units representing non-managing member interests, which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s Amended and Restated Operating Agreement).

(2)           Based on 33,804,745 common units and 33,804,745 subordinated units outstanding as of February 11, 2011.

CUSIP No. 654678 10 1

1	Name of Reporting Person: C/R Energy GP III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 50,109,490(1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 50,109,490 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 50,109,490 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)(2) 74.1%

12	Type of Reporting Person OO

(1)           Includes 33,804,745 subordinated units representing non-managing member interests, which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s Amended and Restated Operating Agreement).

(2)           Based on 33,804,745 common units and 33,804,745 subordinated units outstanding as of February 11, 2011.

Item 1(a).	Name of Issuer: Niska Gas Storage Partners LLC
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1001 Fannin Street, Suite 2500 Houston, TX 77002

Item 2(a).	Names of Persons Filing: Niska Sponsor Holdings Coöperatief U.A. Niska GS Holdings Canada, L.P. Carlyle/Riverstone Energy Partners III, L.P. C/R Energy GP III, LLC
Item 2(b).

Address or Principal Business Office or, if none, Residence:

Principal business office for each of Niska Sponsor Holdings Coöperatief U.A. and Niska GS Holdings Canada, L.P. is:

1001 Fannin Street, Suite 2500

Houston, TX 77002

Principal business office for each of Carlyle/Riverstone Energy Partners III, L.P. and C/R Energy GP III, LLC is:

712 Fifth Ave., 51st Floor

New York, NY 10019

Item 2(c).

Citizenship:

Niska Sponsor Holdings Coöperatief U.A. is a Dutch coöperatief.

Each of Niska GS Holdings Canada, L.P. and Carlyle/Riverstone Energy Partners III, L.P. is a Delaware limited partnership.

C/R Energy GP III, LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities: Common units representing non-managing member interests.
Item 2(e).	CUSIP Number: 654678 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:

The percent of class provided for each reporting person below is based on 33,804,745 common units and 33,804,745 units issuable upon conversion of subordinated units outstanding as of February 11, 2011.

1. Niska Sponsor Holdings Coöperatief U.A.
	a.	Amount beneficially owned: 50,109,490 (including 33,804,745 units issuable upon conversion of subordinated units)

b.	Percent of class: 74.1%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 50,109,490
	ii.	Shared power to vote or to direct the vote: 0
	iii.	Sole power to dispose or to direct the disposition of: 50,109,490
	iv.	Shared power to dispose or to direct the disposition of: 0
2. Niska GS Holdings Canada, L.P.
a.	Amount beneficially owned: 50,109,490 (including 33,804,745 units issuable upon conversion of subordinated units)
b.	Percent of class: 74.1%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 50,109,490
	ii.	Shared power to vote or to direct the vote: 0
	iii.	Sole power to dispose or to direct the disposition of: 50,109,490
	iv.	Shared power to dispose or to direct the disposition of: 0
3. Carlyle/Riverstone Energy Partners III, L.P.
a.	Amount beneficially owned: 50,109,490 (including 33,804,745 units issuable upon conversion of subordinated units)
b.	Percent of class: 74.1%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 50,109,490
	ii.	Shared power to vote or to direct the vote: 0
	iii.	Sole power to dispose or to direct the disposition of: 50,109,490
	iv.	Shared power to dispose or to direct the disposition of: 0
4. C/R Energy GP III, LLC
a.	Amount beneficially owned: 50,109,490 (including 33,804,745 units issuable upon conversion of subordinated units)
b.	Percent of class: 74.1%
c.	Number of units as to which the person has:

	i.	Sole power to vote or to direct the vote: 50,109,490
	ii.	Shared power to vote or to direct the vote: 0
	iii.	Sole power to dispose or to direct the disposition of: 50,109,490
	iv.	Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Niska Sponsor Holdings Coöperatief U.A. (OO) Niska GS Holdings Canada, L.P. (PN) Carlyle/Riverstone Energy Partners III, L.P. (PN) C/R Energy GP III, LLC (OO)

Item 9.	Notice of Dissolution of Group:
Not applicable.
Item 10.	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 14, 2011	NISKA SPONSOR HOLDINGS COÖPERATIEF U.A.

	By:	/s/ E. Bartow Jones
	Name:	E. Bartow Jones
	Title:	Authorized Person

NISKA GS HOLDINGS CANADA, L.P.

	By:	/s/ E. Bartow Jones
	Name:	E. Bartow Jones
	Title:	Authorized Person

CARLYLE/RIVERSTONE ENERGY PARTNERS III, L.P.
by C/R Energy GP III, LLC, its general partner

	By:	/s/ Pierre F. Lapeyre, Jr.
	Name:	Pierre F. Lapeyre, Jr.
	Title:	Authorized Person

C/R ENERGY GP III, LLC

	By:	/s/ Pierre F. Lapeyre, Jr.
	Name:	Pierre F. Lapeyre, Jr.
	Title:	Authorized Person

[Signature Page — Schedule 13G]